UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 2)*


                               RAYTECH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    755103108
            -------------------------------------------------------
                                 (CUSIP Number)


                            Richard A. Lippe, Trustee
          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                 190 Willis Ave.
                                Mineola, NY 11501
                                 (516) 747-0300
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 2, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 755103108                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Raytech Corporation Asbestos Personal Injury Settlement Trust
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
              OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
-------- -----------------------------------------------------------------------
                7    SOLE VOTING POWER

  NUMBER OF          34,584,432
              -----  -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    -----  -----------------------------------------------------------
    EACH        9    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            34,584,432
              -----  -----------------------------------------------------------
    WITH       10    SHARED DISPOSITIVE POWER
                     0
-------- -----------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,584,432
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
-------- -----------------------------------------------------------------------

                                                               -----------------
                                                               PAGE 3 OF 5 PAGES
                                                               -----------------

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 2 amends and supplements the Schedule 13D filed on February 15, 2002 as amended by Amendment No. 1 (the "Schedule 13D") by the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Raytech Corporation, a Delaware corporation ("Raytech"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended by deleting the two paragraphs immediately before the final paragraph Item 4 of the Schedule 13D and inserting the following:

          On March 18, 2002 the United States Environmental Protection Agency (the "U.S. EPA"), the Connecticut Department of Environmental Protection (the "Conn. DEP") and FMC Corporation ("FMC", and together with the U.S. EPA and the Conn. DEP, the "Environmental Creditors"), and the Official Creditors' Committee of Raytech Corporation (the "Committee") and the Legal Representative For Future Claimants (the "Legal Representative"), who in connection with the Chapter 11 proceedings of Raytech, Raymark Industries, Inc. and Raymark Corporation represent the interests of all present and future holders of unsecured claims for death, bodily injury or other personal damages caused, directly or indirectly, by exposure to asbestos-containing products for which Raytech, Raymark Industries, Inc. and Raymark Corporation have legal liability, entered into a Settlement Agreement dated as of October 31, 2001 (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 5. Pursuant to the Settlement Agreement, the Environmental Creditors, the Committee and the Legal Representative have agreed to modify certain terms and conditions of an agreement (the "2000 Settlement Agreement") by and between the Environmental Creditors, the Legal Representative (in his prior capacity as a Guardian Ad Litem for Future Claimants) and the Committee entered into pursuant to the Plan, and attached as Exhibit C to the Plan, relating to the Common Stock distributed by Raytech to the Environmental Creditors and liability insurance and proceeds provided for in the 2000 Settlement Agreement. The Settlement Agreement provides, among other things, that promptly upon receipt of the first distribution of cash under a plan of reorganization relating to the jointly administered bankruptcy proceedings of Raymark Industries, Inc. and Raymark Corporation to which the Environmental Creditors have consented, the Trust will acquire 2,300,868 shares of Common Stock from the U.S. EPA, 231,720 shares of Common Stock from the Conn. DEP and 696,300 shares of Common Stock from FMC. Reference is made to the Settlement Agreement for a complete description of the terms and conditions of the Settlement Agreement.

          Depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust's holdings of Common Stock, the availability of funds and the benefit to the Trust, the Trust may, in addition to any shares of Common Stock it acquires pursuant to the Settlement Agreement, purchase additional Common Stock, but it has no current plans to do so.

          Following the Company's inclusion in the Russell 3000 Index effective as of July 1, 2002 and the resulting increase in program buying of Common Stock, the Trustees, on July 2, 2002, authorized the Trust to dispose of up to the amount of its holdings of Common Stock which the Trust is permitted to sell under Rule 144 under the Securities Act of 1933 to the extent that the Common Stock is, in the opinion of the Trustees, trading at an attractive price. Pursuant to such authorization as of July 10, 2002, the Trust has sold through brokers' transactions (i) 87,300 shares of its holdings of Common Stock on July 3, 2002 for $9.02 per share, (ii) 56,600 shares of its holdings of Common Stock

                                                               -----------------
                                                               PAGE 4 OF 5 PAGES
                                                               -----------------


on July 5, 2002 for $8.72 per share and (iii) 29,700 shares of its holdings of Common Stock on July 8, 2002 for $7.938 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

          Item 5 of the Schedule 13D is hereby amended by amending paragraph (a) in its entirety to read as follows:

          (a) The Trust may be deemed to be the beneficial owner of 34,584,432 shares of Common Stock. Based on the 41,560,579 shares of Common Stock outstanding according to Raytech's Form 10-Q for the quarter ended March 31, 2002, these shares constitute 83.2% of the outstanding shares of Common Stock. Solely as a result of their positions as Trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Common Stock.

                                                               -----------------
                                                               PAGE 5 OF 5 PAGES
                                                               -----------------


                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the person or entity set forth below, such person or entity certifies that the information set forth in this statement is true, complete, and correct.



Dated:  July 12, 2002



                                 Raytech Corporation Asbestos Personal Injury
                                 Settlement Trust


                                 By: /S/ RICHARD A. LIPPE
                                     -------------------------------------------
                                     Richard A. Lippe, Trustee

                                 By: /S/ ARCHIE R. DYKES
                                     -------------------------------------------
                                     Archie R. Dykes, Trustee

                                 By: /S/ STEPHEN C. HALPERN
                                     -------------------------------------------
                                     Stephen C. Halpern, Trustee